

Mail Stop 4561

August 16, 2017

Langley Steinert
Chief Executive Officer
CarGurus, Inc.
2 Canal Park, 4th Floor
Cambridge, Massachusetts 02141

> **Re: CarGurus, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted August 1, 2017**
> **CIK No. 0001494259**

Dear Mr. Steinert:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Where we refer to prior comments, we are referring to our letter dated July 19, 2017.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Our Approach

Why Dealers Choose Us, page 4

1.   Please refer to our prior comment 3. If the average visits per month as disclosed on page 1 is the same as the monthly sessions as defined on page 60, please revise to use terminology that is similar to where you define this metric or explain.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 59

2. We note your response to prior comment 1 regarding the methodology used to calculate the number of "active dealers" on your network. Given the prominence of this measure in your document and your assertion in response to comment 4 that you use this metric internally to track the size of your dealer network, please tell us whether you consider this measure a key business metric.

3. Your response to prior comment 11 states that your "ability to convert non-paying dealers to paying dealers will be the biggest driver of our future U.S. paying dealer growth." Disclose any conversion rates or measures that your management tracks to evaluate the effectiveness of this strategy.

Business

Overview, page 90

4. Please expand your description of your "active dealer network" to describe, consistent with your response to prior comment 1, how you determined that the network is the largest of any major U.S. online automotive marketplace. Further, to the extent there are material differences in how you calculate the size of your network, as compared to the methodology used by third-parties, please describe them.

Exhibit Index, page II-6

5. We note your response to prior comment 20; however, we reissue our prior comment, as we continue to believe that the offer letter should be filed as an exhibit to your registration statement. We specifically note that Item 601(b)(10)(iii)(A) of Regulation S-K states that management contracts in which any named executive officer participates "shall be deemed material and shall be filed." Accordingly, please file Mr. Steinert's offer letter with your next amendment.

Consolidated Financial Statements

Unaudited Pro Forma Net Income Per Share, page F-24

6. Please refer to our prior comment 25. Clarify if this adjustment relates to only stock based compensation that will vest upon the IPO, awards that will continue to vest after the IPO, or both. Also, address the following:

- Explain how the compensation cost to be recorded upon your IPO for those awards that have already satisfied the service condition will have a continuing impact since this charge is one-time in nature and will not be recurring.

- Explain how the ongoing vesting expense for awards that have not met the service condition at IPO is directly attributable to the transaction.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Gitte J. Blanchet
        Morgan, Lewis & Bockius LLP